UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amarin Corporation plc

(Name of Issuer)

Ordinary Shares, 5p par value and American Depositary Shares, representing Ordinary Shares

(Title of Class of Securities)

02311107

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1      NAME OF REPORTING PERSON: Sunninghill Limited
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): n/a

2      CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP                        (a) [ ]
                                                                                                                                                    (b) [ ]

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION:

Jersey, Channel Islands

  5      SOLE VOTING POWER

NUMBER OF                                       6,607,089

SHARES
BENEFICIALLY                      6      SHARED VOTING POWER
OWNED BY
EACH                                                            0

REPORTING
PERSON WITH                       7      SOLE DISPOSITIVE POWER

                                                               6,607,089

                                                  8      SHARED DISPOSITIVE POWER

                                                                     0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,607,089 shares

10        CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.3.% (based on 90,684,230 Ordinary Shares represented in writing by an officer of the Issuer to be outstanding on December 31, 2006 plus 226,980 Ordinary Shares if outstanding warrants granted in December 2005 are exercised by Sunninghill)

12        TYPE OF REPORTING PERSON:
CO

1     NAME OF REPORTING PERSON: Dr. John Climax
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): n/a

2      CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP                             (a) [ ]
                                                                                                                                                         (b) [ ]

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Ireland

  5      SOLE VOTING POWER

NUMBER OF                                       6,613,755

SHARES
BENEFICIALLY                      6      SHARED VOTING POWER
OWNED BY
EACH                                                         0

REPORTING
PERSON WITH                       7      SOLE DISPOSITIVE POWER

                                                              6,613,755

                                                  8      SHARED DISPOSITIVE POWER

                                                                     0

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,613,755 shares

10       CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES       [  ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.3% (based on 90,684,230 Ordinary Shares represented in writing by an  officer of the Issuer to be outstanding on December 31, 2006 plus 226,980 Ordinary Shares if outstanding warrants granted in December 2005 are exercised by Sunninghill Limited plus 6,666 if options granted to Dr. Climax in January 2006 that have since vested are exercised)

12        TYPE OF REPORTING PERSON:
IN

Item 1.

(a)            Name of Issuer:

The name of the issuer is Amarin Corporation plc (the "Issuer").

(b)            Address of Issuer's Principal Executive Offices:

The principal executive offices of the Issuer are location at 7 Curzon Street, London W1J 5HG, England.

Item 2.

(a)            Name of Person Filing:

This Schedule 13G Statement (this “Statement”) is hereby filed by Sunninghill Limited.

(b)           Address of Principal Business Office, or, if none, Residence:

Kleinwort Benson House
                                St. Helier, Jersey, Channel Islands

(c)           Citizenship:

Jersey, Channel Islands

(d)           Title of Class of Securities:

Ordinary Shares, 5p par value and American Depositary Shares, representing Ordinary Shares.

(e)           CUSIP Number: 02311107

(a)           Name of Person Filing:

This Schedule 13G Statement (this “Statement”) is hereby filed by Dr. John Climax.

(b)           Address of Principal Business Office, or, if none, Residence:

South County Business Park, Leopardstown
                                Dublin, Ireland

(c)           Citizenship:

Republic of Ireland

(d)           Title of Class of Securities:

Ordinary Shares, 5p par value and American Depositary Shares, representing Ordinary Shares.

(e)            CUSIP Number: 02311107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act
                                                (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act
                                                (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)            Amount beneficially owned:

(i) by Sunninghill Limited, 6,607,089

(ii) by Dr. John Climax, 6,613,755

(b)           Percent of class:

(i) by Sunninghill Limited: 7.3.% (based on 90,684,230 Ordinary Shares represented in writing by an officer of the Issuer to be outstanding on December 31, 2006 plus 226,980 Ordinary Shares if outstanding warrants granted in December 2005 are exercised by Sunninghill)

(ii) by Dr. John Climax: 7.3% (based on 90,684,230 Ordinary Shares represented in writing by an officer of the Issuer to be outstanding on December 31, 2006 plus 226,980 Ordinary Shares if outstanding warrants granted in December 2005 are exercised by Sunninghill Limited plus 6,666 if options granted to Dr. Climax in January 2006 that have since vested are exercised)

(c)            Sole power to vote or to direct the vote:

(i) by Sunninghill Limited: 6,607,089 shares

(ii) by Dr. John Climax: 6,613,755

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

SUNNINGHILL LIMITED

/s/ Colin James Le Masurier
Name: Colin James Le Masurier
Title: Director

/s/ Simon Johann Kleis
Name: Simon Johann Kleis
Title: Director

JOHN CLIMAX

/s/ John Climax